

07006319

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2007
WASH. D.C.
210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26042

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue (Suite 400)
(No. and Street)

Boston	Massachusetts	02199
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cederlund (617) 573-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 4/10

AFFIRMATION

I, David Cederlund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Financial Services, Inc., ("BTMUFS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither BTMUFS nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

President

Title



Notary Public



BTMU FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.

We have audited the following financial statements of BTMU Financial Services, Inc. ("BTMUFS"), (the "Company"), a wholly-owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of and for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BTMU Financial Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BTMUFS as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2007

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 3,561,623
Advances to affiliate	9,209,117
Accrued interest receivable	9,206
Total Assets	$ 12,779,946

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Income taxes payable	115,742
Total Liabilities	115,742
Shareholder's Equity:	
Common stock $1 par value; 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,182,798
Retained earnings	4,480,406
Total Shareholder's Equity	12,664,204
TOTAL	$ 12,779,946

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Placement and structuring fees	$ 758,896
Interest income	623,284
	1,382,180
Expenses:	
Management fees to affiliate	758,896
Association dues	2,519
Other	39,439
	800,854
Income before income tax expense	581,326
Income tax expense	241,396
Net income	$ 339,930

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
AS OF DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 1,000	$ 8,182,798	$ 4,140,476	$ 12,324,274
Net income	-	-	339,930	339,930
Balance, December 31, 2006	$ 1,000	$ 8,182,798	$ 4,480,406	$ 12,664,204

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 339,930
Adjustments to reconcile net income to net cash used for operating activities:	
Net decrease in advances to affiliate	682,968
Increase in accrued interest receivable	(1,326)
Increase in income taxes payable	50,764
Net cash provided by operating activities	1,072,336
CASH AND CASH EQUIVALENTS—Beginning of year	2,489,287
CASH AND CASH EQUIVALENTS—End of year	$ 3,561,623
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—	
Income taxes paid	$ 190,632

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Financial Services, Inc. ("BTMUFS"), (formerly, BTM Financial Services, Inc.), (the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company (the "Parent Company"), which in turn is a subsidiary of Bank of Tokyo-Mitsubishi UFJ, Ltd. Effective January 1, 2006, the Bank of Tokyo-Mitsubishi, Ltd. merged with UFJ, Ltd. to form Bank of Tokyo Mitsubishi UFJ, Ltd.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statement of cash flows as cash and short- term investments with maturities of less than three months.

Advances to Affiliate - The Company is one of the Twelve Purchased Leasing Companies ("TPLC"), which are all wholly owned subsidiaries of the Parent Company. The Company is part of an arrangement by which each TPLC entity lends to/borrows from BTMU Funding Corporation ("BTMUFC"), one of the entities within the combined TPLC group, with the advances netting to zero on a combined basis. At December 31, 2006, the Company was in a lending position and as a result, recorded an advance to affiliate.

Income Taxes - The Company's results of operations are included in the Parent's consolidated federal return. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes payable balances in the accompanying statement of financial condition include taxes reimbursable to or from the Parent. The Company believes the method for allocating income tax expense, pursuant to their tax-sharing agreement is systematic, rational, and consistent with the broad principles of Statement of Financial Accounting Standards ("SFAS") 109. Deferred taxes are determined based on the estimated future tax effects of the differences between the financial statements and the tax basis of assets and liabilities, given the provisions of enacted tax laws.

Recent Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157 - *Fair value measurements*. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and

expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required by the Company in 2008. The Company does not believe adoption of SFAS No. 157 will have a material impact on the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159 - *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of the Company's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of SFAS No. 157, *Fair Value Measurements*. The Company does not expect the adoption of SFAS No. 159 to have a material impact on the Company's financial condition.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006 and will be adopted by the Company for 2007. The Company does not expect FIN 48 to have a material impact on the Company's financial position.

3. TRANSACTIONS WITH AFFILIATES

Management fees are assessed by BTMU Capital Corporation ("BTMUCC"), an affiliate of the Company, in consideration for administrative and professional services provided and for reimbursement of operating costs incurred by BTMUCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company.

Advances to an affiliate of $9,209,117 consist of amounts due on demand from an affiliate of the Company with interest received monthly. Interest income on the advances to the affiliate companies are computed at a money market rate (5.552% at December 31, 2006) and amounted to $552,613 for the year ended December 31, 2006.

4. INCOME TAXES

The Company files a consolidated federal income tax return with its Parent Company and a combined state return with other members of its affiliated group. Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. At December 31, 2006, the Company had a $51,037 tax payable due to the Parent Company.

The current and deferred portions of the income tax expense are:

Current provision:	
Federal	$ 183,039
State	58,357
Deferred provision:	
Federal	-
State	-
Income tax expense	$ 241,396

The federal statutory rate is reconciled to the effective income tax rate as follows:

	Year Ended December 31, 2006
Statutory federal income tax rate	35.0 %
State income taxes, net of federal tax benefit	6.2
Other adjustments	0.3
	41.5 %

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is registered as a broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3%. At December 31, 2006 the Company's net capital and minimum required net capital were $3,455,087 and $7,716, respectively, and its ratio of aggregate indebtedness to net capital was approximately .03 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

BTMU Financial Services, Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006

TOTAL OWNERSHIP EQUITY	$ 12,664,204
NONALLOWABLE ASSETS:	
Advances to affiliate	9,209,117
Total nonallowable assets	9,209,117
NET CAPITAL	3,455,087
MINIMUM NET CAPITAL REQUIRED (the greater of 6 2/3% of total aggregate indebtedness or $5,000)	7,716
EXCESS NET CAPITAL	$ 3,447,371
Computation of Aggregate Indebtedness	
Total aggregate indebtedness from balance sheet	$ 115,742
Ratio of aggregate indebtedness to net capital	.03 to 1

There are no differences between the amounts presented above and the amounts included in the Company's FOCUS Report filed on January 11, 2007.

BTMU FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.

In planning and performing our audit of the financial statements of BTMU Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, for the year ended December 31, 2006 (on which we issued our report dated February , 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2007

END